Exhibit 99.1

Docebo Inc. Announces Substantial Issuer Bid Price Increase and Extension

TORONTO, ONTARIO – August 21, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills, intelligence, learning, and knowledge in one closed loop, announced today the amendment of the terms of its previously announced substantial issuer bid (the “Offer”) under which the Company has offered to repurchase from its shareholders (“Shareholders”) for cancellation up to US$70,000,000 of its outstanding common shares (“Common Shares”).

The Offer has been amended to increase the price to US$25.00 per Common Share and in connection with the price increase (i) the expiry date of the Offer has been extended to 5:00 p.m. (Eastern time) on September 8, 2026, unless further extended, varied or withdrawn by Docebo and (ii) the maximum number of Common Shares that may be purchased pursuant to the Offer has decreased to 2,800,000 Common Shares. All other terms of the Offer remain unchanged.

A notice of variation and extension (the “Notice”) will be mailed to Shareholders and available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who wish to deposit Common Shares under the Offer and who hold Common Shares registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, should immediately contact their nominee in order to take the necessary steps to be able to deposit the Common Shares held under the Offer.

The foregoing is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer documents, which have been filed with the applicable securities regulators in Canada and the United States.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding mailing the Notice and timing of expiry of the Offer.

This forward-looking information is based on our opinions, estimates and assumptions and there is no assurance that any Common Shares will be purchased under the Offer. Although the Company considers such opinions, estimates and assumptions to be appropriate and reasonable as of the date of this press release, they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form dated February 26, 2026 (the “AIF”), available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com